UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

  (Check One):
  / /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q / /Form N-
  SAR

  For Period Ended: November 30, 1996
                    ------------------

       / / Transition Report on Form 10-K
       / / Transition Report on From 20-F
       / / Transition Report on Form 11-K
       /X/ Transition Report on Form 10-Q
       / / Transition Report on Form N-SAR
       For the Transition Period Ended: November 30, 1996

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE
  PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED
  HEREIN.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  PART I REGISTRANT INFORMATION

  METALCLAD CORPORATION
  ----------------------------

  3737 BIRCH STREET, SUITE 300
  ----------------------------
  NEWPORT BEACH, CA 92660
  ----------------------------

  PART II RULES 12B-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

  [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [    ]   (b) The subject annual report, semi-annual report,
  transition report on Form 10-K, form 20-F, 11-K or Form M-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [    ]   (c) The accountant s statement or other exhibit required
  by Rule 12b-25(c) has been attached if applicable.


  PART III   NARRATIVE

  Form 10-Q for period ended November 30, 1996 could not be filed within the prescribed time period due to illness on the part of the company s EDGAR filer. Due to the timing and difficulty of this reporting process the additional expense for outside support would be unreasonable.


  PART IV   OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

  Anthony C. Dabbene       (714) 476-2772

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
      /X/ Yes      / / No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
  the subject report or portion thereof?     / / Yes    /X/ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        METALCLAD CORPORATION
             (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date 1/15/97       By /s/ Anthony C. Dabbene